As filed with the Securities and Exchange Commission on July 25, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

HPS Corporate Capital Solutions Fund

(Exact Name of Registrant as Specified in its Charter)

Delaware	93-6616284
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

40 West 57th Street, 33rd Floor New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:

000-56614

Securities to be registered pursuant to Section 12(g) of the Act:

Class S Shares, par value $0.01 per share

Class D Shares, par value $0.01 per share

Class I Shares, par value $0.01 per share

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

The securities to be registered hereby are Class S common shares of beneficial interest (the Class S shares”), Class D common shares of beneficial interest (the “Class D shares”) and Class I common shares of beneficial interest (the “Class I shares”), par value $0.01 per share (collectively, the “Common Shares”) of HPS Corporate Capital Solutions Fund (the “Registrant”, “we”, “us”, “our”). For a description of the Common Shares being registered hereby, reference is made to the information contained in the section entitled “Description of Registrant’s Securities to be Registered” in the Registrant’s Registration Statement on Form 10 (File No. 000-56614), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), on November 24, 2023 (as amended from time to time, the “Registration Statement”), which is hereby incorporated by reference herein. Any amendment to the Registration Statement that includes such descriptions and that are subsequently filed are hereby also incorporated by reference herein. The same type of Common Shares of the Registrant will have the same terms unless otherwise indicated.

There is currently no market for the Common Shares, and we do not expect that a market for the Common Shares will develop in the future. We do not intend for the Common Shares to be listed on any national securities exchange. Our Common Shares are offered on a “best efforts” basis by HPS Securities, LLC (the “Managing Dealer”) and the participating brokers. We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee on the same frequency with which we pay distributions (e.g. monthly or quarterly) in arrears. Under the terms of the Registrant’s second amended and restated declaration of trust (as amended from time to time, the “Declaration of Trust”), all Common Shares have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our board of trustees (the “Board” or “Board of Trustees” and each member of the Board of Trustees, a “Trustee”) or its delegate(s) and declared by us out of funds legally available therefore. Except as may be provided by our Board in setting the terms of classified or reclassified shares, our Common Shares have no preemptive, exchange, conversion, appraisal or redemption rights.

Our Common Shares may not be sold, transferred, assigned, pledged or otherwise disposed of (in each case, a “Transfer”) unless (i) our consent is granted and (ii) the common shares are registered under applicable securities laws or specifically exempted from registration (in which case the shareholder may, at our option, be required to provide us with a legal opinion, in form and substance satisfactory to us, that registration is not required). In order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board.

In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other Class or series of shares, each share of our Common Shares is entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares possess exclusive voting power. There will be no cumulative voting in the election of Trustees.

Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our Bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees; provided that, if a sufficient number of votes to elect a trustee are not cast in such contested election, the incumbent Trustee, if any, shall retain their position. Pursuant to our Declaration of Trust, our Board may amend the Bylaws to alter the vote required to elect Trustees.

Class S Shares

Neither the Registrant nor the Managing Dealer will charge an upfront sales load with respect to Class S shares. However, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on net asset value (“NAV”) for Class S shares. Class S shares are subject to a minimum initial investment of $10,000. All subsequent purchases of Class S shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $2,500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee on the same frequency with which we pay distributions (e.g. monthly or quarterly) in arrears with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan, as of the first calendar day of the subscription period. We accrue the shareholder servicing and/or distribution fee on the same frequency with which we accept subscriptions (e.g. monthly or quarterly). The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D Shares

Neither the Registrant nor the Managing Dealer will charge an upfront sales load with respect to Class D shares. However, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 2.0% cap on NAV for Class D shares. Class D shares are subject to a minimum initial investment of $10,000. All subsequent purchases of Class D shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $2,500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee on the same frequency with which we pay distributions (e.g. monthly or quarterly) in arrears with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan, as of the first calendar day of the subscription period. We accrue the shareholder servicing and/or distribution fee on the same frequency with which we accept subscriptions (e.g. monthly or quarterly). The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D shares are generally available for purchase only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors as we may name from time to time.

Class I Shares

Class I Shares are not subject to upfront selling commissions and no placement fee is charged on Class I Shares. Class I shares are subject to a minimum initial investment of $1,000,000, which is waived or reduced by the Managing Dealer to $10,000 or less for certain investor purchases: (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2)

through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (3) through transaction/brokerage platforms at participating brokers, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of HPS Advisors, LLC (the “Adviser”) or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, and (5) by other categories of investors that we name from time to time. The foregoing categories of investors who are granted waivers or reductions by the Managing Dealer from the Class I investment minimums include investors described in the foregoing sentence who make purchases for eligible retirement plans and IRAs. Waivers and reductions are subject to the terms and conditions of agreements that the Managing Dealer enters into with participating intermediaries, as applicable. All subsequent purchases of Class I shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $2,500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

No shareholder servicing and/or distribution fees are paid for sales of any Class I shares.

Class I shares are generally available for purchase only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/ brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors we may name from time to time.

In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.

We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.

Item 2.	Exhibits

3.1	Second Amended and Restated Declaration of Trust of the Registrant (1)

3.6	By-laws of the Registrant (2)

4.1	Form of Subscription Agreement(3)

10.1	Multiple Class Plan*

10.2	Managing Dealer Agreement, dated as of July 1, 2025, by and between HPS Corporate Capital Solutions Fund, and HPS Securities, LLC. (4)

10.5	Distribution and Reinvestment Plan (5)

10.6	Distribution and Servicing Plan*

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01715), filed on April 11, 2024.

(2)	Incorporated by reference to Exhibit 3.6 to the Registrant’s Registration Statement on Form 10 (File No. 000-56614), filed on January 16, 2024.

(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 10 (File No. 000-56614), filed on January 16, 2024.

(4)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-01715), filed on July 1, 2025.

(5)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form 10 (File No. 000-56614), filed on January 16, 2024.

*	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 25, 2025

HPS Corporate Capital Solutions Fund

By:	/s/ Michael Patterson
Name:	Michael Patterson
Title:	Chief Executive Officer